SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2001

UNITIL RESOURCES, INC.
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation: May 26, 1993
State of Incorporation: New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Mark H. Collin, Treasurer
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:

UNITIL Corporation

(1) This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31 CURRENT	PRIOR
	COMPANY PROPERTY		
101	Company property (Schedule II)	871,475	1,083,809
107	Construction work in progress (Schedule II)	895	2,666,185
	Total Property	872,370	3,749,994
108	Less accumulated provision for depreciation and		
	Amortization of company property (Schedule III)	434,061	329,514
	Net Company Property	438,309	3,420,480
	INVESTMENTS		
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	0	0
	Total investments	0	0
	CURRENT AND ACCRUED ASSETS		
131	Cash	324,231	75,903
134	Special deposits	0	0
135	Working funds	0	0
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	227,390	88,405
144	Accumulated provision for uncollectable accounts	0	0
146	Accounts receivable from associate companies (Schedule V)	87,990	3,295
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	55,897	9,637
173	Unbilled and Accrued Revenues (Schedule VIII)	0	0
	Total Current and Accrued Assets	695,508	177,240
	DEFERRED DEBITS		
181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	34,990	171,481
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income tax	0	0
	Total Deferred Debits	34,990	171,481
	TOTAL ASSETS AND OTHER DEBITS	1,168,807	3,769,201

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31	
		CURRENT	PRIOR
	PROPRIETARY CAPITAL		
201	Common stock issued (Schedule XI)	100	100
207	Premium on common stock (Schedule XI)	9,900	9,900
211	Miscellaneous Paid in Capital	4,290,000	4,290,000
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	(3,421,339)	(2,419,550)
	Total Proprietary Capital	878,661	1,880,450
	LONG-TERM DEBT		
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long- term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
	Total Long-Term Debt	0	0
227	Obligations under capital leases - non-current	0	0
	CURRENT AND ACCRUED LIABILITIES		
231	Notes payable	0	0
232	Accounts payable	47,960	330,565
233	Notes payable to associate companies (Schedule XIII)	0	1,380,585
234	Accounts payable to associate companies (Schedule XIII)	80,975	110,394
236	Taxes accrued	334,173	109,556
237	interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Misc. current and accrued Liabilities (Schedule XIII)	0	19,403
243	Obligations under capital leases - current	0	0
	Total Current and Accrued Liabilities	463,108	1,950,503
	DEFERRED CREDITS		
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	0	0
282	*ACCUMULATED DEFERRED INCOME TAXES*	(172,962)	(61,752)
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	1,168,807	3,769,201

SCHEDULE II - COMPANY PROPERTY

ACCOUNT	DESCRIPTION COMPANY PROPERTY	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT					
304	LAND AND LAND RIGHTS					
305	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT 2/					
308	OFFICE FURNITURE AND EQUIPMENT	213,648	0	213,648		0
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER COMPANY PROPERTY 3/	870,161	1,314			871,475
	SUB-TOTAL	1,083,809	1,314	213,648	0	871,475
107	CONSTRUCTION WORK IN PROGRESS	2,666,185	535,290		3,200,580	895
	TOTAL	3,749,994	536,604	213,648	3,200.580	872,370

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: Software development project transferred to Unitil Service Corp.

SCHEDULE II - CONTINUED

2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
NONE		
TOTAL	0	0

3) DESCRIBE OTHER COMPANY PROPERTY:

	ADDITIONS	BALANCE AT CLOSE OF YEAR
Software Licenses	1,314	858,579
Trademark	0	12,896
TOTAL	1,314	871,475

4) DESCRIBE CONSTRUCTION WORK IN PROGRESS: Software Development

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE-MENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT					
304	LAND AND LAND RIGHTS					
305	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT 2/					
308	OFFICE FURNITURE AND EQUIPMENT	77,536	18,260	95,796		0
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER COMPANY PROPERTY 3/	251,978	182,083			434,061
	TOTAL	329,514	200,343	95,796	0	434,061

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE IV – INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	0	0
124	OTHER INVESTMENTS	0	0
136	TEMPORARY CASH INVESTMENTS	0	0
	TOTAL	0	0

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES:		
	UNITIL Service Corp.	3,295	87,990
	TOTAL	3,295	87,990

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS: NONE

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SUMMARY: NOT APPLICABLE

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SCHEDULE VIII - UNBILLED AND ACCRUED REVENUE

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
173	ACCRUED AND UNBILLED REVENUE	0	0
	TOTAL	0	0

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS		
	Financing	106,273	0
	Licensing	65,208	36,425
	Other	0	(1,435)
	TOTAL	171,481	34,990

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the company during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0	0
	TOTAL	0	0

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	10,000	1.00	100	100

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR
207	PREMIUM ON COMMON STOCK	9,900
211	MISCELLANEOUS PAID IN CAPITAL	4,290,000
215	APPROPRIATED RETAINED EARNINGS	
	TOTAL	4,299,900

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR(LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	(2,419,550)	(1,001,789)	0	(3,421,339)
	TOTAL	(2,419,550)	(1,001,789)	0	(3,421,339)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUC-TIONS	BALANCE AT CLOSE OF YEAR
ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES:					0	0	0	0
ACCOUNT 224 - OTHER LONG-TERM DEBT:					0	0	0	0
					0	0	0	0

1) GIVE AN EXPLANATION OF DEDUCTIONS: NOT APPLICABLE

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES		
	Cashpool	1,380,585	0
	TOTAL	1,380,585	0
234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES:		
	UNITIL Service Corp.	110,394	80,975
	TOTAL	110,394	80,975
242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES:		
	Accrued Expenses	19,403	0
	TOTAL	19,403	0

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Resources, Inc. (URI), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides consulting and other services on energy related matters to non-affiliates. These services include power brokering and related operational services. In 1999, URI licensed Internet-based software technology for brokering electricity and natural gas sales between consumers and suppliers. Usource, Inc., a subsidiary of URI formed in April of 2000, offers retail energy consumers the market benefits of energy supply bidding with the efficiency and cost benefits of e-commerce.   URI is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Usource, Inc. is an Exempt Telecommunications Company (ECTS) under Section 34 of The Act. URI prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2001 Unitil Corporation Form 10-K for additional disclosures.

SCHEDULE XV -STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME		
451	Service revenue	383,754	130,556
451.01	Accrued and unbilled service revenue	0	0
419	Interest Income	27,874	0
421	Miscellaneous income or loss	0	21,063
	Total Income	411,628	151,619
	EXPENSE		
920	Salaries and wages	135,768	391,222
921	Office supplies and expenses	301,571	439,118
922	Administrative expense transferred - credit	0	0
923	Outside services employed	1,396,579	1,332,232
924	Property insurance	0	0
925	Injuries and damages	3,038	1,673
926	Employee pensions and benefits	(9,303)	29,965
928	Regulatory commission expense	0	0
930.1	General advertising expense	(30,901)	171,061
930.2	Miscellaneous general expense	1,548	34,164
931	Rents	0	0
932	Maintenance of structures and equipment	0	0
403	Depreciation and amortization expense	229,203	229,781
408	Taxes other than income taxes	13,302	33,363
409	Income taxes	(540,453)	(814,453)
410	Provision for deferred income taxes	(111,210)	(37,020)
411	Provision for deferred income taxes -Credit	0	0
411.5	Investment tax credit	0	0
426.1	Donations	0	0
426.5	Other deductions	348	0
427	Interest on long-term debt	0	0
430	Interest on debt to associate companies	31,891	47,058
431	Other interest expense	0	0
555	Purchase Power Expense	(7,963)	(28,130)
904	Customer Accounting	0	(137)
	Total Expense	1,413,418	1,829,897
	Net Income or (Loss)	(1,001,790)	(1,678,278)

ANALYSIS OF BILLING ASSOCIATE COMPANIES ACCOUNT 451

NAME OF ASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
None						
TOTAL	0	0	0	0	0	0

ANALYSIS OF BILLING NONASSOCIATE COMPANIES ACCOUNT 451

NAME OF NONASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
Usource (a)	383,754		0	383,754	0	383,754
TOTAL	383,754	0	0	383,754	0	383,754

INSTRUCTION: Provide a brief description of the services rendered to each non-associate company.

(a) Revenue generated from power sales through the Internet exchange.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES DIRECT COST	INDIRECT COST	TOTAL	NONASSOCIATE COMPANY CHARGES DIRECT COST	INDIRECT COST	TOTAL	TOTAL CHARGES FOR SERVICE DIRECT COST	INDIRECT COST	TOTAL
920 SALARIES AND WAGES			0			0	0	0	0
921 OFFICE SUPPLES AND EXPENSES	Non-applicable		0			0	0	0	0
922 ADMIN EXPENSE TRANS-CREDIT			0			0	0	0	0
923 OUTSIDE SERVICES EMPLOYED			0			0	0	0	0
924 PROPERTY INSURANCE			0			0	0	0	0
925 INJURIES AND DAMAGES			0			0	0	0	0
926 EMPLOYEE PENSIONS AND BENEFITS			0			0	0	0	0
928 REGULATORY COMMISSION EXPENSE			0			0	0	0	0
930.1 GENERAL ADVERTISING EXPENSE			0			0	0	0	0
930.2 MISC. GENERAL EXPENSE			0			0	0	0	0
931 RENTS			0			0	0	0	0
932 MAINT. OF STRUCT. & EQUIP.			0			0	0	0	0
403 DEPR. AND AMORT. EXPENSE			0			0	0	0	0
408 TAXES OTHER THAN INCOME			0			0	0	0	0
409 INCOME TAXES			0			0	0	0	0
410 PROV FOR DEF INC TAXES			0			0	0	0	0
411 PROV FOR DEF INC TAX CREDIT			0			0	0	0	0
411.5 INVESTMENT TAX CREDIT			0			0	0	0	0
419 INTEREST INCOME			0			0	0	0	0
426.1 DONATIONS			0			0	0	0	0
426.5 OTHER DEDUCTIONS			0			0	0	0	0
427 INTEREST ON LONG-TERM DEBT			0			0	0	0	0
431 OTHER INTEREST EXPENSE			0			0	0	0	0
SUBTOTAL EXPENSES	0	0	0	0	0	0	0	0	0
COMPENSATION FOR USE OF EQUITY CAPITAL	■■■	■■■	0	■■■	■■■	0	■■■	■■■	0
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES			0			0	0	0	0
TOTAL EXPENSES	0	0	0	0	0	0	0	0	0
421 MISCELLANEOUS INCOME			0			0	0	0	0
TOTAL COST OF SERVICE	0	0	0	0	0	0	0	0	0

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR FUNCTION

DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	DEPARTMENT OR FUNCTION				
			NONE				
920 SALARIES AND WAGES	0						
921 OFFICE SUPPLES AND EXPENSES	0		Non-applicable				
922 ADMIN. EXPENSE TRANS-CREDIT	0						
923 OUTSIDE SERVICES EMPLOYED	0						
924 PROPERTY INSURANCE	0						
925 INJURIES AND DAMAGES	0						
926 EMPLOYEE PENSIONS AND BENEFITS	0						
928 REGULATORY COMMISSION EXPENSE	0						
930.1 GENERAL ADVERTISING EXPENSE	0						
930.2 MISC. GENERAL EXPENSE	0						
931 RENTS	0						
932 MAINT. OF STUCT. & EQUIP.	0						
403 DEPR. AND AMORT. EXPENSE	0						
408 TAXES OTHER THAN INCOME	0						
409 INCOME TAXES	0						
410 PROV. FOR DEF. INC. TAXES	0						
411 PROV. FOR DEF. INC. TAX CREDIT	0						
411.5 INVESTMENT TAX CREDIT	0						
426.1 DONATIONS	0						
426.5 OTHER DEDUCTIONS	0						
427 INTEREST ON LONG-TERM DEBT	0						
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES	0						
431 OTHER INTEREST EXPENSE	0						
TOTAL EXPENSES -	0	0	0	0	0	0	

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

| | DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO | | | | NUMBER PERSONNEL |
| | TOTAL | PARENT | OTHER | NON | END OF |
NAME OF DEPARTMENT	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR
Non-applicable					
TOTAL	0	0	0	0	0

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A" = ASSOCIATE "NA"=NON ASSOCIATE	AMOUNT
Outside Services			
UNITIL Service Corp.		A	1,144,301
Outside Services - Legal			
Various		NA	176,933
Outside Services - Other			
Various		NA	75,345
		TOTAL	1,396,579

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000

DESCRIPTION	AMOUNT
Health Insurance	7,733
Net Periodic Pension Expense	(7,065)
401K	410
Life Insurance	581
Other	(10,962)
TOTAL	(9,303)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amounts included in Account930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising	Amazon Referral Fee	(27)
	Bonci on Design	860
	BusinessEdge Solutions	12,239
	Casey & Company	11,841
	Enermetrix	(67,417)
	Kinko's Inc	3,550
	Lavigne	8,053
	TOTAL	(30,901)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2 "Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT
Business Development	0
Communications	0
Other	1,548
TOTAL	1,548

19

RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts

TYPE OF PROPERTY	AMOUNT
Not Applicable	
TOTAL	0

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other than U.S. Government Tax:	
State Unemployment Tax	2,309
U.S. Government Tax:	
Federal Insurance Contribution Act	10,713
Federal Unemployment Tax	280
TOTAL	13,302

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
		0
	TOTAL	0

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5,"Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Commission of Revenue		50
NYS Dept of Taxation & Finance		298
	TOTAL	348

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV - Notes to Financial Statements (page 13).

ORGANIZATION CHART

Organization Chart as of December 31, 2001

President	Robert G. Schoenberger
Vice President	Todd R. Black
Vice President & Treasurer	Mark H. Collin
Controller	Laurence M. Brock
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

METHODS OF ALLOCATION - Not Applicable

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED - Not applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Resources, Inc

By: /s/ Mark H. Collin,
Mark H. Collin,
Treasurer

April 29, 2002